UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Timothy B. Goodell

Hess Corporation

1185 Avenue of the Americas

New York, NY 10036

(212) 997-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 1 of 9 pages

1	Name of Reporting Person Hess Midstream GP LP
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 2 of 9 pages

1	Name of Reporting Person Hess Midstream GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 3 of 9 pages

1	Name of Reporting Person Hess Infrastructure Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 4 of 9 pages

1	Name of Reporting Person Hess Investments North Dakota LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 97,012,176
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 97,012,176

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,012,176
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.2%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 5 of 9 pages

1	Name of Reporting Person Hess Corporation
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 97,012,176
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 97,012,176

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,012,176
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.2%
14	Type of Reporting Person CO

CUSIP No. 428103105	13D	Page 6 of 9 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

Third Repurchase Agreement

On March 30, 2023, pursuant to a Unit Repurchase Agreement, dated March 27, 2023 (the “Third Repurchase Agreement”), by and among the Issuer, HESM Opco, Hess Investments and Blue Holding, HESM Opco purchased from each of Hess Investments and Blue Holding 1,809,627 Opco Class B Units (the “Repurchased Units”) for an aggregate purchase price of approximately $100 million, or $27.63 per unit (the “Third Repurchase Transaction”). Pursuant to the terms of the Third Repurchase Agreement, immediately following the closing of the Third Repurchase Transaction, HESM Opco cancelled the Repurchased Units, and the Issuer cancelled, for no consideration, an equal number of Class B Shares held by New HESM GP LP in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

The above description of the Third Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

CUSIP No. 428103105	13D	Page 7 of 9 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 44,093,493 Class A Shares outstanding following the consummation of the Third Repurchase Transaction and the cancellation of the Repurchased Units and an equal number of Class B Shares:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Hess Midstream GP LP	898,000	2.0%	0	898,000	0	898,000
Hess Midstream GP LLC	898,000	2.0%	0	898,000	0	898,000
Hess Infrastructure Partners GP LLC	898,000	2.0%	0	898,000	0	898,000
Hess Investments North Dakota LLC	97,012,176	69.2%	0	97,012,176	0	97,012,176
Hess Corporation	97,012,176	69.2%	0	97,012,176	0	97,012,176

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and Blue Holding. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Hess Investments is the record holder of 96,114,176 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Hess Investments is an indirect, wholly owned subsidiary of Hess Corporation. As a result, Hess Corporation may be deemed to share beneficial ownership of the securities held of record by Hess Investments and New HESM GP LP.

(c)	Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Third Repurchase Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 428103105	13D	Page 8 of 9 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number*	Description

10	Unit Repurchase Agreement, dated as of March 27, 2023, by and among Hess Midstream Operations LP, Hess Midstream LP, Hess Investments North Dakota LLC and GIP II Blue Holding, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 30, 2023).

CUSIP No. 428103105	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2023

HESS MIDSTREAM GP LP
By: Hess Midstream GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS MIDSTREAM GP LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS INFRASTRUCTURE PARTNERS GP LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS INVESTMENTS NORTH DAKOTA LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Vice President

HESS CORPORATION

By:	/s/ John P. Rielly
Name: John P. Rielly
Title: Executive Vice President and Chief Financial Officer